Exhibit 99.1

PROQR THERAPEUTICS N.V.

Index to Unaudited Condensed Financial Statements

PAGE
Unaudited Condensed Statement of Financial Position as of December 31, 2013 and December 31, 2014	F-2
Unaudited Condensed Statement of Comprehensive Loss for the Three Months Ended December 31, 2013 and 2014 and the Year Ended December 31, 2013 and 2014	F-3
Unaudited Condensed Statement of Changes in Equity for the Year Ended December 31, 2013 and 2014	F-4
Unaudited Condensed Statement of Cash Flows for the Three Months Ended December 31, 2013 and 2014 and the Year Ended December 31, 2013 and 2014	F-5
Notes to Unaudited Condensed Financial Statements	F-6

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Financial Position

(€ in thousands)

	December 31, 2013	December 31, 2014
Assets
Current assets
Cash and cash equivalents	€4,129	€112,736
Other receivables and prepayments	59	735
Social securities and other taxes	73	426

Total current assets	4,261	113,897

Property, plant and equipment	204	1,187
Intangible assets	39	163

Total assets	4,504	115,247

Liabilities and shareholders’ equity
Current liabilities
Deferred revenues	—	—
Convertible loan	2,514	—
Finance lease liabilities	35	34
Trade payables	745	1,247
Social securities and other taxes	29	341
Pension premiums	17	127
Other current liabilities	262	1,265

Total current liabilities	3,602	3,014

Finance lease liabilities	48	15
Borrowings	943	2,814

Total liabilities	4,593	5,843

Shareholders’ equity
Shareholders’ equity	(89)	109,404

Total liabilities and shareholders’ equity	€4,504	€115,247

The notes are an integral part of these condensed financial statements.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Comprehensive Loss

(€ in thousands, except share and per share data)

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2013	2014	2013	2014
Other income	€—	€309	€116	€313

Research and development costs	(1,269)	(3,273)	(2,569)	(10,267)

General and administrative costs	(346)	(1,997)	(786)	(6,507)

Total operating costs	(1,615)	(5,270)	(3,355)	(16,774)
Operating result	(1,615)	(4,961)	(3,239)	(16,461)

Finance income and expense	(19)	2,924	(14)	4,334

Result before corporate income taxes	(1,634)	(2,037)	(3,253)	(12,127)
Income taxes	—	—	—	—

Net loss (attributable to equity holders of the Company	(1,634)	(2,037)	(3,253)	(12,127)
Other comprehensive income	—	—	—	—

Total comprehensive loss (attributable to equity holders of the Company)	€(1,634)	€(2,037)	€(3,253)	€(12,127)

Share information
Weighted average number of shares outstanding[1,2]	6,108,152	23,338,154	5,517,688	11,082,801

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)	(0.27)	(0.09)	(0.59)	(1.09)

Basic and diluted loss per share[1]	€(0.27)	€(0.09)	€(0.59)	€(1.09)

[1]	For the periods included in these financial statements, the potential exercise of share options and the conversion of preferred shares into ordinary shares are not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.
[2]	On September 23, 2014, the Company’s IPO took place, as of that date, the number of shares issued and outstanding increased to 23,338,154.

The notes are an integral part of these condensed financial statements.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Changes in Equity

(€ in thousands, except share data)

	Number of shares		Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Accumulated Deficit	Total Equity
	Ordinary	Preferred

Balance at January 1, 2013	3,413,292	—	€33	€484	—	€(418)	€99
Net loss	—	—	—	—	—	(3,253)	(3,253)
Recognition of share-based payments	—	—	—	—	41	—	41
Shares issued in the period	3,592,773	—	35	2,998	—	—	3,033

Treasury shares issued	(897,913)	—	(9)	—	—	—	(9)

Balance at December 31, 2013	6,108,152	—	59	3,482	41	(3,671)	(89)

Balance at January 1, 2014	6,108,152	—	59	3,482	41	(3,671)	(89)
Net loss	—	—	—	—	—	(12,127)	(12,127)
Recognition of share-based payments	—	—	—	—	646	—	646

Shares issued in the period	9,490,336	8,265,179	880	122,291	—	—	123,171
Conversion of preferred shares	8,265,179	(8,265,179)

Treasury shares issued	(525,513)	—	(5)	(2,192)			(2,197)

Balance at December 31, 2014	23,338,154	—	€934	€123,581	€687	€(15,798)	€109,404

The notes are an integral part of these condensed financial statements

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Cash Flows

(€ in thousands)

	THREE MONTHS ENDED DECEMBER 31		YEAR ENDED DECEMBER 31,
	2013	2014	2013	2014

Cash flows from operating activities

Net loss	€(1,634)	€(2,037)	€(3,253)	€(12,127)
Adjustments for:
— Depreciation	13	61	24	126
— Share-based payment expenses	39	240	41	646
— Financial income and expense	19	(2,924)	14	(4,334)

- Working capital changes	628	(315)	829	1,090
Corporate income tax paid	—	—	—	—
Interest received	8	(6)	13	142

Net cash used in operating activities	(927)	(4,981)	(2,332)	(14,457)

Cash flow from investing activities

Purchases of property, plant and equipment	121	(515)	(137)	(1,109)

Purchases of intangible assets	—	(124)	—	(124)

Net cash used in investing activities	121	(639)	(137)	(1,233)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	150	3,023	118,250 [1]
Proceeds from borrowings	3,080	—	3,326	1,667
Redemption of financial lease	—	(7)	—	(34)

Net cash generated by financing activities	3,080	143	6,349	119,883

Net increase in cash and cash equivalents	2,274	(5,477)	3,880	104,193

Currency effect cash and cash equivalents	—	2,956	—	4,414
Cash and cash equivalents, at beginning of the period	1,855	115,257	249	4,129

Cash and cash equivalents at the end of the period	€4,129	€112,736	€4,129	€112,736

[1]	Net of non-cash conversion of convertible loan (refer to Note 8)

The notes are an integral part of these condensed financial statements.

PROQR THERAPEUTICS N.V.

Notes to Unaudited Condensed Financial Statements

1. General information

ProQR Therapeutics N.V., or ProQR or the Company is a development stage company that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the Nasdaq Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and has been reorganized from a private company with limited liability to a public company with limited liability on September 15, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Darwinweg 24, 2333 CR Leiden, the Netherlands.

As used in these condensed interim financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V..

2. Significant Accounting Policies

These unaudited condensed financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013. In the opinion of management, all adjustments, consisting of normal recurring nature, considered necessary for a fair presentation have been included in the condensed financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to these unaudited interim condensed financials are disclosed in Note 4.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period, The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in the preparation of the condensed Interim financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2013. New Standards and Interpretations, which became effective as of January 1, 2014, did not have a material impact on our unaudited condensed financial statements.

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(a) Share-based payments

Share options granted to employees and consultants are measured at the fair value of the equity instruments granted. Fair value is determined through the use of the Black-Scholes option-pricing model, which is considered the most appropriate model for this purpose by management.

Initially, the Company’s ordinary shares were not publicly traded and consequently the Company needed to estimate the fair value of its share and the expected volatility of that value. Please refer to Note 8 to the financial statements for the assumptions used in those estimates. The value of the underlying shares was determined on the basis of the prior sale of company stock method. As such, the Company has benchmarked the value per share to external transactions of Company shares and external financing rounds.

For options granted from the moment of listing, the Company uses the closing price of the ordinary shares on the previous business day as exercise price of the options granted.

The result of the share option valuations and the related compensation expense is dependent on the model and input parameters used. Even though Management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might derive a different fair value for the Company’s share options.

(b) Corporate income taxes

The Company recognizes deferred tax assets arising from unused tax losses or tax credits only to the extent that the Company has sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by the Company. Management’s judgment is that such convincing evidence is currently not sufficiently available.

5. Cash and Cash Equivalents

The cash balance as at December 31, 2014 includes the receipt of the net proceeds from the Company’s September 2014 Initial Public Offering of shares on the Nasdaq Global Market. As at December 31, 2014, a significant portion of our cash was held in US dollars. The cash balances are held at banks with investment grade credit ratings.

6. Current liabilities

As at December 31, 2014 and 2013, the other current liabilities consisted principally of accruals for services provided by vendors not yet billed and other miscellaneous liabilities. The accrued liabilities as at December 31, 2014 increased compared to December 31, 2013 as a result of the increased level of research and development activities and as a result of increased staffing related accruals. The majority of the Company’s current liabilities are denominated in euros.

December 2013 Convertible Loan

On November 15, 2013 the Company issued a convertible loan equaling €2,500,000 to certain existing shareholders. The loan had an interest of 6% per annum and was converted into preferred shares in the April 2014 financing. The participants in the convertible loan received an agreed-upon discount to the per share purchase price of newly issued preferred shares.

7. Borrowings

	December 31, 2013	December 31, 2014
	(€ in thousands)

Innovation credit	€922	€2,588
Accrued interest on innovation credit	21	226

	€943	€2,814

Innovation credit (“Innovatiekrediet”)

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, via its agency RVO (previously: “AgentschapNL”) of the Ministery of Economic Affairs, for the Company’s Cystic Fibrosis program. The credit was increased during calendar year 2013. The credit covers 35% of the costs incurred in respect of the program up to a maximum of € 5.0 million through November 30, 2015.

The credit is interest-bearing at a rate of 10% per annum. The credit, including accrued interest is repayable in three instalments on January 31, 2017, January 31, 2018 and January 31, 2019, depending on the technical success of the program.

The assets of the Company that are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

8. Shareholders’ equity

The paid-in capital at December 31, 2014, amounting to €933,526 consists of 23,338,154 ordinary shares with a nominal value of €0.04 per share. All issued shares have been fully paid in cash.

On September 18, 2014, the Company was listed at the Nasdaq Global Market under ticker symbol PRQR. In connection with this listing, the Company issued a total of 8,625,000 ordinary shares against the initial public offering price of US$13.00, resulting in gross proceeds of US$112,125,000 (€87,202,000). The number of shares issued includes the exercise of the overallotment option granted to the underwriters. The net proceeds raised in the offering amounted to €80,376,000, net of €8,589,000 of underwriting discounts and offering expenses, of which €6,826,000 was processed through share premium and €1,770,000 was included in the statement of comprehensive loss as general and administrative costs.

On September 15, 2014, we effectuated a capital reorganization which had the effect of a 101.804232-for-1 forward split of ordinary and preferred shares and conversion of the preferred shares into ordinary shares. As a result of this, the Company has only one class of shares left, ie. ordinary shares. All share, per-share and related information presented in the comparative figures of these unaudited condensed financial statements and accompanying footnotes have been retroactively adjusted, where applicable, to reflect the impact of the share split.

Treasury shares

All treasury shares presented in the statement of changes in equity relate to ordinary shares that have legally been issued, but that are within control of the Company. Therefore, these shares are presented as treasury shares.

9. Research and development costs

The research and development costs increased to €10,267,000 for the year ended December 31, 2014 from €2,569,000 for the year ended December 31, 2013 and comprise allocated employee costs including share-based payments, the costs of materials and laboratory consumables, license and intellectual property costs and allocated other costs. The expenses mainly increased due to additional research and development activities in support of the progression of the QR-010 project through the development phases as well as the start of other ProQR programs in research.

10. General and administrative costs

General and administrative costs increased to €6,507,000 for the year ended December 31, 2014 from €786,000 for the year ended December 31, 2013. The increase is primarily due to the strong growth of the Company’s G&A functions to support the overall growth of the Company, as well as costs directly and indirectly associated with the listing of the Company’s shares on the Nasdaq global market in September 2014.

11. Other relevant information

(a) Clinical support agreement

In August 2014, the Company entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide the Company with up to $3 million to support the clinical development of QR-010.

Pursuant to the terms of the agreement, the Company is obligated to make a one-time milestone payment to CFFT of up to approximately $80 million, payable in three equal annual installments following the first commercial sale of QR-010, the first of which is due within 90 days following the first commercial sale. The Company is also obligated to make a one-time milestone payment to CFFT of up to $3 million if net sales of QR-010 exceed $500 million in a calendar year. Lastly, the Company is obligated to make a payment to CFFT of up to approximately $6 million if it transfers, sells or licenses QR-010 other than for certain clinical or development purposes, or if the Company enters into a change of control transaction. Either CFFT or the Company may terminate the agreement for cause, which includes the Company’s material failure to achieve certain commercialization and development milestones. The Company’s payment obligations survive the termination of the agreement.

(b) Other related party transactions

The Company had loan agreements with the Foundation “Stichting ProQR Therapeutics Participation”, which was a related party, because Daniel de Boer, our chief executive officer and member of the Company’s management board, was also chairman of the Foundation. On September 23, 2014, the loan was terminated against transfer of the treasury shares to the Company.

12. Events after balance sheet date

Paul Baart was nominated to serve as a member of our Supervisory Board and the Chair of the Audit Committee, to be appointed at the 2015 Annual General Shareholders Meeting. Paul brings significant experience to the Supervisory Board and Audit Committee through his extensive career in public accounting in both the Netherlands and the USA. At PWC Netherlands he served on the Management and Supervisory Boards and was also a member of the Global Board of PWC International. While at PWC, Paul’s clients included several large private and public multinational companies across a variety of industries. His qualifications include being chairman of Royal NIVRA, the Dutch Institute of Registered Accountants (now NBA), member of the Dutch Council on Annual Reporting (RJ),Supervisory Board member of Nyenrode Business University, outside member of the Enterprise Chamber Amsterdam Court of Appeal (Ondernemingskamer), member of the Board of Central Housing Fund (CFV) and Chairman of the public interest committee at Grant Thornton in the Netherlands. He studied Business Economics at the Vrije Universiteit in Amsterdam, where he also passed the Register accountants exam. We believe that Paul’s significant international experience in public accounting and his broad experience in management, oversight and boardroom consulting provide him with the qualifications and skills to be a very valuable addition to our Supervisory Board.